Exhibit 99.1
Duoyuan Global Water Inc. Reports
Second Quarter 2010 Financial Results
2Q10 Revenue Up 37.4% to RMB293.6 Million from the Prior Year Period
2Q10 Gross Profits Up 34.1% to RMB140.4 Million from the Prior Year Period
2Q10 Diluted Earnings per ADS of $0.45
Live Conference Call to be Held Today at 8:00 AM U.S. Eastern Time
Beijing, China, August 18, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the second quarter of 2010. The Company will hold a conference call at 8:00 am ET. Dial in details may be found at the end of the release.
Second Quarter 2010 Financial Highlights
•	Revenue increased 37.4% to RMB293.6 million ($43.3 million1) from RMB213.7 million in the prior year period.

•	Gross profit increased 34.1% to RMB140.4 million ($20.7 million) from RMB104.7 million in the prior year period.

•	Gross margin was 47.8% compared to 49.0% in the prior year period.

•	Diluted earnings per ADS was $0.45. Each ADS represents two of the Company’s ordinary shares.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “Our second quarter results demonstrate our sustained growth and presence in China’s water treatment industry as well as contributions from our new, higher margin product launches. We will continue to drive growth through new products developed through both our research and development efforts as well as partnership agreements and opportunities. Moving forward, we are confident in our ability to maintain our growth trajectory through our comprehensive and high quality product offerings, our low cost manufacturing base, our extensive distribution network and our focus on continually developing new products.”
Second Quarter 2010 Financial Performance
Second quarter 2010 revenue increased by 37.4% to RMB293.6 million ($43.3 million) from RMB213.7 million in the comparable period of 2009. Revenues were calculated net of sales rebates, which were flat compared to the prior year period at RMB0.9 million ($0.1 million) in the second quarter of 2010.
Revenue from water reuse equipment, which includes wastewater treatment equipment, increased by 45.3% to RMB126.6 million ($18.7 million) in the second quarter of 2010 compared to RMB87.2 million in the second quarter of 2009, due to increased demand for the Company’s UV shelving disinfection systems, online testing equipment, sludge screws, flocculant preparation systems and belt filter press machines.
Revenue from water purification equipment increased by 36.2% to RMB59.0 million ($8.7 million) in the second quarter of 2010 compared to RMB43.3 million in the prior year period, as the Company’s ozone generators, central water purifiers and UV water purifiers continued to be well-received in the marketplace.
Revenue from water conservation equipment, which includes circulating water treatment equipment, increased by 28.4% to RMB102.6 million ($15.1 million) in the second quarter of 2010 compared to RMB79.9 million in the second quarter of 2009, driven by continued demand for the Company’s circulating central water processors, fully automatic filters and electronic water conditioners.
Revenue from spare parts increased by 48.1% to RMB6.3 million ($0.9 million), which was 2.2% of revenue in the second quarter of 2010, compared to RMB4.3 million, which was 2.0% of revenue in the second quarter of 2009.
For the second quarter of 2010, gross profit increased by 34.1% to RMB140.4 million ($20.7 million) from RMB104.7 million in the prior year period. Gross margin for the second quarter of 2010 was 47.8%, compared to 49.0% in the second quarter of 2009 and 46.6% in the first quarter of 2010. These gross margins may be attributed

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2010, were made at a rate of RMB6.7815 to USD1.00, the noon buying rate in effect on June 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

to changing raw material costs as well as fluctuations in the Company’s mix of products sold as new higher margin products are introduced.
Operating income was RMB100.7 million ($14.8 million) in the second quarter of 2010 compared to a loss from operations of RMB2.2 million in the comparable period of 2009, primarily reflecting RMB90.5 million of non-cash share-based compensation expense in the prior year period.
Selling expenses, up 94.9% year over year to RMB26.1 million ($3.9 million), reflected the Company’s continued efforts to solidify its unique competitive position within China’s fragmented water treatment equipment industry. General and administrative expenses were approximately RMB8.5 million ($1.3 million) in the second quarter of 2010, reflecting a normalized cost structure commensurate with overall business growth. Sequentially, operating expenses increased only 5.6% from the first quarter of 2010.
The Company repaid a RMB20 million ($2.9 million) short-term bank note in the first quarter of 2010. As a result, the Company had no interest expense in the second quarter of 2010 compared to RMB0.3 million in the second quarter of 2009.
Provision for income taxes in the second quarter of 2010 increased to RMB26.3 million ($3.9 million), an effective tax rate of 25.9%, from RMB22.9 million in the prior year period.
Net income was RMB75.2 million ($11.1 million) in the second quarter of 2010, compared to a net loss of RMB25.1 million in the prior year’s second quarter. Diluted earnings per share was RMB1.53 ($0.22) in the second quarter of 2010, compared to a loss of RMB0.83 in the second quarter of 2009. Diluted earnings per ADS was RMB3.05 ($0.45) in the second quarter of 2010, compared to a loss of RMB1.66 per ADS in the prior year period.
During the second quarter of 2010, the Company recorded non-cash share-based compensation expense of approximately RMB0.9 million ($0.1 million), or approximately $0.01 per ADS, compared to RMB90.5 million in the second quarter of 2009. Excluding share-based compensation, non-GAAP net income increased by 16.6% to RMB76.2 million ($11.2 million) in the second quarter of 2010, from non-GAAP net income of RMB65.3 million in the second quarter of 2009. Non-GAAP diluted earnings per share was RMB1.54 ($0.23) in the second quarter of 2010, compared to RMB2.16 in the second quarter of 2009. Non-GAAP diluted earnings per ADS was RMB3.09 ($0.46) in the second quarter of 2010, compared to RMB4.31 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash share-based compensation expense.
The Company had approximately 49.3 million weighted average diluted shares outstanding for the period ended June 30, 2010, compared to 30.3 million weighted average diluted shares outstanding for the period ended June 30, 2009.
Six Months Ended June 30, 2010 Financial Performance
For the six months ended June 30, 2010, revenue increased by 35.8% to RMB454.1 million ($67.0 million) from RMB334.4 million for the six months ended June 30, 2009. During this same period, gross profit increased by 35.3% to RMB215.3 million ($31.7 million) from RMB159.2 million in the prior year period. Operating income increased to RMB137.9 million ($20.3 million) from RMB37.5 million in the prior year period. Net income was RMB102.6 million ($15.1 million) compared to RMB3.8 million in the prior year period. Diluted earnings per share was RMB2.12 ($0.31) in the six months ended June 30, 2010, compared to RMB0.13 in the six months ended June 30, 2009. Diluted earnings per ADS was RMB4.24 ($0.63) in the six months ended June 30, 2010, compared to RMB0.25 per ADS in the prior year period.
For the six months ended June 30, 2010, the Company recorded non-cash share-based compensation expense of approximately RMB1.9 million ($0.3 million), or approximately $0.01 per ADS, compared to RMB90.5 million in the prior year period. Excluding share-based compensation, non-GAAP net income increased by 10.8% to RMB104.4 million ($15.4 million) from RMB94.3 million in the prior year period. Non-GAAP diluted earnings per share was RMB2.16 ($0.32) for the first six months of 2010, compared to RMB3.13 in the prior year period. Non-GAAP diluted earnings per ADS was RMB4.32 ($0.64) for the first six months of 2010, compared to RMB6.25 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash share-based compensation expense. Weighted average diluted shares outstanding was approximately 48.3 million for the six months ended June 30, 2010, up from 30.2 million in the prior year period.

As of June 30, 2010, the Company had cash and bank deposits of RMB1.4 billion ($209.6 million), compared to RMB918.7 million as of December 31, 2009. Cash flows provided by operating activities for the six months ended June 30, 2010 were approximately RMB87.3 million ($12.9 million). Depreciation and amortization expense was RMB7.5 million ($1.1 million) for the six months ended June 30, 2010. Cash flows used in investing activities were RMB83.9 million ($12.4 million) for the period, reflecting the Company’s progress on its new capital expenditures plan begun during the second quarter. Cash flows provided by financing activities were approximately RMB504.3 million ($74.4 million), reflecting RMB524.3 million raised in a follow-on offering of the Company’s ADSs as well as RMB20.0 million of debt repaid during the first quarter of 2010.
Financial Outlook
Mr. Stephen C. Park, Chief Financial Officer, stated, “As we move forward through 2010, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and extensive distribution network. With this in mind, we expect to generate revenue of approximately RMB326 million in the third quarter of 2010.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will hold a conference call at 8:00 am ET on August 18, 2010 to discuss second quarter results. Listeners may access the call by dialing:

United States toll free:	1-866-519-4004
China toll free:	400-6208038
Hong Kong toll free:	800-930346
United Kingdom toll free:	0808-2346646
International:	1-718-354-1231
Conference ID:	87940948
A telephone replay will become available beginning two hours after the conclusion of the call and will be available through August 24, 2010. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	87940948
Preregistration and a webcast will also be available through the Company’s website at www.duoyuan-hq.com.
Non-GAAP Disclosure
Non-GAAP net income represents net income before share-based compensation expense. The Company believes that non-GAAP net income is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of non-GAAP net income allows the Company to compare its operating results with those of other companies without giving effect to expenses related to share-based compensation, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.
Non-GAAP net income is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). The Company includes it in this presentation in order to:
•	improve transparency for investors;

•	assist investors in their assessment of the Company’s operating performance;

•	facilitate comparisons to historical performance;

•	ensure that this measure is fully understood in light of how the Company evaluates its operating results; and

•	properly define the metric used and confirm its calculation.
Non-GAAP net income is not meant to be considered in isolation or as a substitute for items appearing on the Company’s financial statements prepared in accordance with U.S. GAAP. Rather, the non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. The Company recognizes that the usefulness of non-GAAP net income has certain limitations, including:
•	Non-GAAP net income does not include share-based compensation expense. Because the Company periodically has granted, and expects to continue to grant, options and restricted share awards to its employees, share-based compensation expense is a necessary element of the Company’s costs and ability to generate profits and cash flows. Therefore, any measure that excludes share-based compensation expense may have material limitations; and

•	the manner in which the Company calculates non-GAAP net income may differ from that of other companies, which limits its usefulness as a comparative measure.
The Company compensates for the foregoing limitations by using non-GAAP net income as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of its operating performance. Please refer to the non-GAAP reconciliation table for a reconciliation of non-GAAP net income to net income, which is the most directly comparable U.S. GAAP financial measure as well as a reconciliation of non-GAAP earnings per share and non-GAAP earnings per ADS to earnings per share and earnings per ADS, respectively.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated January 27, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6599-7968

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
REVENUE	213,729,501	293,625,351	$43,297,995	334,375,190	454,138,273	$66,967,230

COST OF REVENUE	109,030,863	153,184,999	22,588,660	175,208,909	238,842,752	35,219,752

GROSS PROFIT	104,698,638	140,440,352	20,709,335	159,166,281	215,295,521	31,747,478

RESEARCH AND DEVELOPMENT EXPENSES	4,159,454	5,111,882	753,798	9,269,134	9,584,021	1,413,260

SELLING EXPENSES	13,405,527	26,131,210	3,853,308	22,264,532	50,711,589	7,477,931

GENERAL AND ADMINISTRATIVE EXPENSES	89,325,700	8,510,935	1,255,023	90,154,212	17,103,266	2,522,048

OPERATING INCOME	(2,192,043)	100,686,325	14,847,206	37,478,403	137,896,645	20,334,239

INTEREST EXPENSE	(298,540)	—	—	(624,910)	(84,370)	(12,441)

OTHER INCOME	245,370	878,405	129,529	442,332	1,320,244	194,683

INCOME BEFORE INCOME TAXES	(2,245,213)	101,564,730	14,976,735	37,295,825	139,132,519	20,516,481

PROVISION FOR INCOME TAXES	22,888,945	26,346,406	3,885,041	33,496,807	36,564,781	5,391,842

NET INCOME	(25,134,158)	75,218,324	$11,091,694	3,799,018	102,567,738	$15,124,639

Earnings per share:
Basic	(0.83)	1.53	$0.23	0.13	2.13	$0.31
Diluted	(0.83)	1.53	$0.22	0.13	2.12	$0.31

Earnings per ADS:
Basic	(1.66)	3.06	$0.45	0.25	4.25	$0.63
Diluted	(1.66)	3.05	$0.45	0.25	4.24	$0.63

Weighted average number of shares outstanding:
Basic	30,301,157	49,222,631	49,222,631	30,151,410	48,216,222	48,216,222
Diluted	30,307,415	49,313,885	49,313,885	30,154,557	48,332,648	48,332,648

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
A S S E T S

	December 31,	June 30,	June 30,
	2009	2010	2010
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
CURRENT ASSETS:
Cash	918,667,261	1,421,516,236	$209,616,786
Accounts receivable	197,087,701	240,292,615	35,433,549
Inventories, net of reserve for obsolescence	33,419,900	93,161,309	13,737,567
Other receivables	676,376	334,014	49,254
Other current assets	1,344,702	—	—
Deposits	5,605,530	9,143,125	1,348,245

Total current assets	1,156,801,470	1,764,447,299	260,185,401

PLANT AND EQUIPMENT, net	144,755,275	147,977,903	21,820,822

OTHER ASSETS:
Prepaid leases	21,957,806	21,695,963	3,199,287
Deposits — long term	44,378,173	109,616,655	16,164,072
Deferred tax assets	4,694,347	4,694,347	692,228

Total other assets	71,030,326	136,006,965	20,055,587

Total assets	1,372,587,071	2,048,432,167	$302,061,810

L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y

CURRENT LIABILITIES:
Notes payable	20,000,000	—	$—
Accounts payable	27,913,596	88,620,669	13,068,004
Other payables	19,722,465	21,846,458	3,221,479
Income taxes payable	15,423,292	24,520,010	3,615,720

Total current liabilities	83,059,353	134,987,137	19,905,203

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares - 1,500,000,000; Issued and outstanding - 43,702,631 shares at December 31, 2009 and 49,222,631 shares at June 30, 2010	10,384	11,627	1,715
Additional paid-in capital	861,292,062	1,387,442,873	204,592,328
Statutory reserves	57,319,979	68,108,532	10,043,284
Retained earnings	370,905,293	462,684,478	68,227,454
Accumulated other comprehensive loss	—	(4,802,480)	(708,174)

Total shareholders’ equity	1,289,527,718	1,913,445,030	282,156,607

Total liabilities and shareholders’ equity	1,372,587,071	2,048,432,167	$302,061,810

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP STATEMENTS OF INCOME ITEMS

	THREE MONTHS ENDED JUNE 30,			SIX MONTHS ENDED JUNE 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
GAAP NET INCOME	(25,134,158)	75,218,324	$11,091,694	3,799,018	102,567,738	$15,124,639
Share-based compensation	90,471,254	945,599	139,438	90,471,254	1,878,665	277,028

NON-GAAP NET INCOME	65,337,096	76,163,923	$11,231,132	94,270,272	104,446,403	$15,401,667

GAAP Earnings per share — diluted	(0.83)	1.53	$0.22	0.13	2.12	$0.31
Share-based compensation	2.99	0.01	0.01	3.00	0.04	0.01

NON-GAAP Earnings per share — diluted	2.16	1.54	$0.23	3.13	2.16	$0.32

GAAP Earnings per ADS — diluted	(1.66)	3.05	$0.45	0.25	4.24	$0.63
Share-based compensation	5.97	0.04	0.01	6.00	0.08	0.01

NON-GAAP Earnings per ADS — diluted	4.31	3.09	$0.46	6.25	4.32	$0.64

Weighted average number of shares outstanding — diluted	30,307,415	49,313,885	49,313,885	30,154,557	48,332,648	48,332,648